EXHIBIT 99.2

Consolidated financial statements of

Intellipharmaceutics

International Inc.

November 30, 2021, 2020 and 2019

Intellipharmaceutics International Inc.

November 30, 2021, 2020 and 2019

Page 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Intellipharmaceutics International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. (the Company) as of November 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the years in the three-year period ended November 30, 2021, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended November 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Change in Accounting Principle

As discussed in Note 3(t) to the consolidated financial statements, the Company has changed its method of accounting for leases as of December 1, 2019 due to the adoption of ASC 842 Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

Critical Audit Matter Description

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We identified the Company’s ability to continue as a going concern as a critical audit matter because auditing the Company’s going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts.

This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

Audit Response

We responded to this matter by performing procedures over management’s assessment of the Company’s ability to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

•	We evaluated management’s process for preparing the business plan with forecasted cash flows included in the going concern assessment;

•	We assessed the completeness, accuracy, and relevance of underlying data used in management’s forecast;

•	We evaluated the reasonableness of the assumptions included in the forecasted cash flows used by management in their business plan, which involved determining whether the underlying assumptions were reasonable considering the Company’s current and past performance, the consistency with external market and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit; and

•	We assessed the adequacy of the going concern disclosures included in Note 1 of the consolidated financial statements and consider these to appropriately reflect the assessments that management has performed.

Signed:
Chartered Professional Accountants Licensed Public Accountants
We have served as the Company’s auditor since 2016.

Toronto, Canada

February 28, 2022

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Intellipharmaceutics International Inc.

Consolidated balance sheets

As at

(Stated in U.S. dollars)

	November 30,	November 30,
	2021	2020
	$	$
Assets
Current
Cash	771,945	202,046
Trade and other receivables, net	-	566,384
Investment tax credits	268,179	482,135
Prepaid expenses, sundry and other assets	62,192	115,750
Inventory (Note 3)	-	112,672
	1,102,316	1,478,987

Property and equipment, net (Note 5)	994,109	1,770,137
Right-of-use asset (Note 9)	-	137,931
	2,096,425	3,387,055

Liabilities
Current
Accounts payable	3,779,550	4,103,966
Accrued liabilities (Note 6)	2,272,610	1,780,272
Employee costs payable (Note 8)	2,263,944	1,665,236
Operating lease liability (Note 9)	-	157,110
Income tax payable (Note 15)	18,178	38,511
Promissory notes payable (Note 7)	165,878	163,758
Convertible debentures (Note 7)	1,751,483	1,791,791
	10,251,643	9,700,644

Shareholders' deficiency
Capital stock (Note 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding 33,092,665 common shares	49,175,630	46,144,402
(November 30, 2020 - 23,678,105)
Additional paid-in capital	44,626,436	44,354,138
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(102,241,705)	(97,096,550)
	(8,155,218)	(6,313,589)
Contingencies (Note 16)
	2,096,425	3,387,055

On behalf of the Board:
/s/Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

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Intellipharmaceutics International Inc.

Consolidated statements of operations and comprehensive loss

For the years ended November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

	2021	2020	2019
	$	$
Revenue
Licensing (Note 3)	-	1,401,517	1,114,031
Up-front fees (Note 3)	-	-	2,366,485
	-	1,401,517	3,480,516

Cost of good sold
Cost of goods sold	-	-	33,068

Gross Margin	-	1,401,517	3,447,448

Expenses
Research and development	2,661,875	3,517,018	6,608,794
Selling, general and administrative	1,249,676	2,147,432	4,167,801
Depreciation (Note 5)	261,525	415,375	505,803
	4,173,076	6,079,825	11,282,398

Loss from operations	(4,173,076)	(4,678,308)	(7,834,950)

Net foreign exchange (loss) gain	(22,465)	(168,568)	(25,498)
Interest income	-	-	13,535
Interest expense	(549,299)	(969,653)	(247,516)
Gain on settlement of convertible debt (Note 7)	-	-	4,419
Gain on settlement (Note 17)	-	2,500,000	-
Loss on disposal of property and equipment	-	(41,603)	-
Impairment of fixed asset (Note 5)	(514,502)	-	-
Net loss before income taxes	(5,259,342)	(3,358,132)	(8,090,010)

Provision for income taxes (Note 15)
Current tax expense	(20,333)	32,833	5,678
Deferred tax recovery	(93,854)	-	(11,042)
Net loss and comprehensive loss	(5,145,155)	(3,390,965)	(8,084,646)

Loss per common share, basic and diluted	(0.17)	(0.14)	(0.37)

Weighted average number of common shares outstanding, basic and diluted	29,430,014	23,561,949	21,580,059

See accompanying notes to consolidated financial statements

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Intellipharmaceutics International Inc.

Consolidated statements of shareholders' equity (deficiency)

For the years ended November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

				Accumulated		Total
		Capital	Additional	other		shareholders'
		stock	paid-in	comprehensive	Accumulated	equity
	Share	amount	capital	income	deficit	(deficiency)
	$	$	$	$	$	$
Balance, November 30, 2018	18,252,243	44,327,952	45,110,873	284,421	(85,620,939)	4,102,307
Stock options to employees (Note 11)	-	-	264,568	-	-	264,568
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 14)	3,823,334	1,007,658	(979,705)	-	-	27,953
Shares issued upon exercise of DSUs (Note 12)	10,279	225,612	(225,612)	-	-	-
Beneficial conversion feature related to Debentures (Note 7)	-	-	8,639	-	-	8,639
Deferred tax expense related to beneficial conversion feature (Note 15)	-	-	(11,042)	-	-	(11,042)
Net loss	-	-	-	-	(8,084,646)	(8,084,646)
Balance, November 30, 2019	22,085,856	45,561,222	44,167,721	284,421	(93,705,585)	(3,692,221)
Stock options to employees (Note 11)	-	-	71,645	-	-	71,645
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 14)	1,592,249	583,180	(583,180)	-	-	-
Beneficial conversion feature related to Debentures (Note 7)	-	-	697,952	-	-	697,952
Net loss	-	-	-	-	(3,390,965)	(3,390,965)
Balance, November 30, 2020	23,678,105	46,144,402	44,354,138	284,421	(97,096,550)	(6,313,589)
Stock options to employees (Note 11)	-	-	11,985	-	-	11,985
Proceeds from private placemtn financing (Note 10)	9,414,560	3,069,448	-	-	-	3,069,448
Cost of private placement financing (Note 10)		(38,220)	-	-	-	(38,220)
Beneficial conversion feature related to Debentures (Note 7)	-	-	354,167	-	-	354,167
Deferred tax expense related to beneficial conversion feature (Note 15)	-	-	(93,854)	-	-	(93,854)
Net loss	-	-	-	-	(5,145,155)	(5,145,155)
Balance, November 30, 2021	33,092,665	49,175,630	44,626,436	284,421	(102,241,705)	(8,155,218)

See accompanying notes to consolidated financial statements

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Intellipharmaceutics International Inc.

Consolidated statements of cash flows

For the years ended November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

	2021	2020	2019
	$	$	$
Net loss	(5,145,155)	(3,390,965)	(8,084,646)
Items not affecting cash
Depreciation (Note 5)	261,525	415,375	506,685
Provision for doubtful debts (Note 4)	-	-	(66,849)
Stock-based compensation (Note 11)	11,985	71,645	264,568
Accreted interest on convertible debentures (Note 7)	313,865	744,930	54,469
Gain on settlement of convertible debt (Note 7)	-	-	(4,419)
Deferred income tax recovery (Note 15)	(93,854)	-	(11,042)
Write-down of inventory (Note 3)	112,672	236,459	-
Write-down of investment tax credits	-	233,377	-
Loss on disposal of property and equipment	-	41,603	-
Non-cash lease expense	138,051	19,855	-
Write down on impaired fixed assets (Note 5)	514,502	-	-
Unrealized foreign exchange gain	1,995	62,658	57,189

Change in non-cash operating assets & liabilities
Accounts receivable	566,384	(389,182)	61,861
Investment tax credits	213,956	60,244	223,113
Inventory	-	-	(97,480)
Prepaid expenses, sundry and other assets	53,558	40,866	430,178
Accounts payable, accrued liabilities and employee costs payable	766,630	1,970,896	2,359,518
Operating lease liability	(157,110)	(38,486)	-
Income tax payable	(20,333)	32,833	5,678
Deferred revenue (Note 3)	-	-	(2,362,500)
Cash flows (used in) provided from operating activities	(2,461,329)	112,108	(6,663,677)

Financing activities
Repayment of principal on convertible debentures (Note 7)	-	-	(461,920)
Proceeds from promissory notes payable (Note 7)	-	-	159,863
Proceeds from private placement (Note 10)	3,069,448	-	-
Share issuance cost (Note 10)	(38,220)	-	-
Proceeds from issuance of shares on exercise of warrants (Note 14)	-	-	27,953
Debenture financing, net (Note 7)	-	-	375,000
Cash flows provided from financing activities	3,031,228	-	100,896

Investing activity
Sale of property and equipment (Note 5)	-	29,191	-
Purchase of property and equipment (Note 5)	-	(3,875)	(14,474)
Cash flows provided from (used in) investing activities	-	25,316	(14,474)

Increase (decrease) in cash	569,899	137,424	(6,577,255)
Cash, beginning of year	202,046	64,622	6,641,877
Cash, end of year	771,945	202,046	64,622

Supplemental cash flow information
Interest paid	-	-	139,787
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Page 7

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

1. Nature of operations

Intellipharmaceutics International Inc. (the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd“) and Vasogen Inc. completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and the OTCQB Venture Market.

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost-plus payments on sales of resulting products. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month. In November 2018, the FDA granted the Company final approval for its venlafaxine hydrochloride extended-release capsules in the 37.5, 75, and 150 mg strengths.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $5,145,155 for the year ended November 30, 2021 (2020 - $3,390,965; 2019 - $8,084,646) and has an accumulated deficit of $102,241,705 as at November 30, 2021 (November 30, 2020 - $97,096,550). The Company has a working capital deficiency of $9,149,327 as at November 30, 2021 (November 30, 2020-working capital deficiency of $8,221,657). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company will require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA, Health Canada, and the regulatory authorities of the other countries in which its products are proposed to be sold and whether it is able to successfully market approved products. The Company cannot be certain that it will receive FDA, Health Canada, or such other regulatory approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs, or at all.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, the delisting from Nasdaq (as defined below), strategic alliance agreements, and other relevant commercial considerations.

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Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

1. Nature of operations (continued)

Going concern (continued)

In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. In the event that the Company does not obtain sufficient additional capital, it will raise substantial doubt about the Company’s ability to continue as a going concern, realize its assets and pay its liabilities as they become due. The Company’s cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance its product pipeline and selling, general and administrative expenses to support its commercialization efforts. Depending upon the results of the Company’s R&D programs, the impact of the litigation against the Company and the availability of financial resources, the Company could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2. Basis of presentation

(a) Basis of consolidation

 These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

References in these consolidated financial statements to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse stock split (known as a share consolidation under Canadian law) (the “reverse split”) which became effective on each of The Nasdaq Stock Market LLC (“Nasdaq”) and TSX at the opening of the market on September 14, 2018. The term “share consolidation” is intended to refer to such reverse split and the terms “pre-consolidation” and “post-consolidation” are intended to refer to “pre-reverse split” and “post-reverse split”, respectively.

In September 2018, the Company announced the reverse split. At a special meeting of the Company’s shareholders held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a share consolidation of the issued and outstanding common shares of the Company on the basis of a share consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed an amendment to the Company’s articles ("Articles of Amendment") to implement the 1-for-10 reverse split.

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Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

2. Basis of presentation (continued)

(a) Basis of consolidation (continued)

The Company’s common shares began trading on each of Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol “IPCI” at the opening of the market on September14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change has been applied retroactively.

 These consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2020.

 All inter-company accounts and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

The ongoing COVID-19 outbreak and pandemic present complex challenges and uncertainties to organizations across the world. Businesses face unprecedented times and with the situation being dynamic, the ultimate duration and magnitude of COVID-19’s impact on the economy and the Company’s business are not known at this time. Travel bans, self-quarantines and social distancing have caused material disruptions to businesses globally, resulting in economic slowdown, with global equity markets experiencing volatility and weakness. The Company has adjusted its R&D and business development/marketing activities according to the pandemic effects as it continues to work to try to ensure that operations continue while remaining committed to keeping its employees safe. The Company has also made arrangements for its employees to work under a government workshare program for eligible current employees whereby the Company is paying personnel only for a certain number of days a week and the Government of Canada provides income support in the form of employment insurance. From late 2019, the Company has had to reduce development activities and staffing levels significantly due to ongoing financial problems which have continued, coupled with the effect of the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of the developments and impact on the future financial results and condition of the Company. The challenges and uncertainties could impair the Company’s ability to raise capital, postpone research activities, impact the Company’s ability to maintain operations and launch new products; it could also impair the value of the Company’s shares, its long-lived assets, and materially adversely impact its ability to generate potential future revenue.

3. Significant accounting policies

(a) Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers’ acceptances and bank accounts with variable market rates of interest. The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash approximates its fair value due to its short-term nature.

As at November 30, 2021and 2020, the Company had no cash equivalents.

Page 10

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

3. Significant accounting policies (continued)

(b) Accounts receivable

The Company reviews its sales and accounts receivable aging and determines whether an allowance for doubtful accounts is required.

(c) Financial instruments

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss.

(d) Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

(e) Property and equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Assets	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of lease

Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to operations resulting from depreciation of assets acquired under capital leases is included with depreciation expense.

(f) Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

(g) Warrants

The Company previously issued warrants as described in Notes 10 and 14. In fiscal 2013, the outstanding warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) Topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. The Company changed its functional currency effective December 1, 2013 such that these warrants met the criteria for prospective equity classification in ASC Topic 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

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Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

3. Significant accounting policies (continued)

(h) Convertible debentures

In fiscal year 2013, the Company issued an unsecured convertible debenture in the principal amount of $1,500,000 (the “2013 Debenture”). At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the 2013 Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the 2013 Debenture using the effective rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders’ equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

On September 10, 2018, the Company completed a private placement financing (the “2018 Debenture Financing”) of an unsecured convertible debenture in the principal amount of $500,000 (the “2018 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the 2018 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. At issuance, the conversion option was not characterized as an embedded derivative as it did not meet the criteria of ASC Topic 815. Also, at issuance, as the conversion price was higher than the market share price, conversion option was not bifurcated from its host contract and the total value of the convertible debenture was recognized as a liability.

On August 26, 2019, the Company issued an unsecured convertible debenture in the principal amount of $140,800 (the “August 2019 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the August 2019 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency). In November 2019, the debt was paid in full.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 (the “November 2019 Debenture”) that will mature on December 31, 2019, bear interest at a rate of 12% per annum and be convertible into common shares of the Company at a conversion price of $0.12 per share. At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the November 2019 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

(i) Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC Topic 606 Revenue from Contracts with Customers. Under ASC Topic 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC Topic 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products.

Page 12

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

3. Significant accounting policies (continued)

(i) Revenue recognition (continued)

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Under the terms of the licensing arrangements, the Company provides the customer with a right to access the Company’s intellectual property with regards to the license which is granted. Revenue arising from the license of intellectual property rights is recognized over the period the Company transfers control of the intellectual property.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC Topic 606, the Company records licensing revenue over the period the Company transfers control of the intellectual property in the consolidated statements of operations and comprehensive loss.

The Company also had a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provided Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three drug product candidates for which the Company had ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017.

Under the terms of this agreement, the Company was responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt. The Company recorded revenue once Mallinckrodt obtained control of the product and the performance obligation was satisfied.

On April 12, 2019, Mallinckrodt and the Company mutually agreed to terminate their Commercial Supply Agreement (the “Mallinckrodt agreement”), effective no later than August 31, 2019. Under the terms of the mutual agreement, Mallinckrodt was released from certain obligations under the agreement as of April 12, 2019. Effective August 12, 2019, the Mallinckrodt agreement was terminated.

While the Mallinckrodt agreement was in force, licensing revenue in respect of manufactured product was reported as revenue in accordance with ASC Topic 606. Once product was sold by Mallinckrodt, the Company received downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement were not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC Topic 606, the Company recorded licensing revenue as earned on a monthly basis.

Milestones

For milestone payments that are not contingent on sales-based thresholds, the Company applies a most-likely amount approach on a contract-by-contract basis. Management makes an assessment of the amount of revenue expected to be received based on the probability of the milestone outcome. Variable consideration is included in revenue only to the extent that it is probable that the amount will not be subject to a significant reversal when the uncertainty is resolved (generally when the milestone outcome is satisfied).

Page 13

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

3. Significant accounting policies (continued)

(i) Revenue recognition (continued)

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. As of November 30, 2021, the Company has recorded a deferred revenue balance of $Nil (November 30, 2020 - $Nil) due to the termination of its license and commercial supply agreement with Mallinckrodt.

(j) Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC Topic 730 Research and Development. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k) Inventory

Inventories comprise of raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2021, the Company had raw materials inventories of $Nil (November 30, 2019 - $112,672), work in process of $Nil (November 30, 2020 - $Nil) and finished goods inventory of $Nil (November 30, 2020 - $Nil) relating to the Company’s generic Seroquel XR® product. During the year ended November 30, 2021, the Company wrote off raw materials inventories of $112,672 (November 30, 2020 - $60,158), work in process of $Nil (November 30, 2020 - $73,927) and finished goods inventory of $Nil (November 30, 2020 - $102,374).The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

(l) Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

Page 14

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

3. Significant accounting policies (continued)

(l) Income taxes (continued)

The Company accounts for income taxes in accordance with ASC Subtopic 740-10 Income Taxes - Overall. This ASC Subtopic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC Subtopic 740-10 are described in Note 15.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

(m) Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock.

(n) Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

(o) Stock-based compensation

The Company has a stock-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted share units (“RSU”s). The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity. Stock-based compensation expense recognized during the year is based on the value of stock-based payment awards that are ultimately expected to vest.

The Company estimates forfeitures at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

(p) Deferred Share Units

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statements of shareholders’ equity (deficiency).

(q) Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

Page 15

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

3. Significant accounting policies (continued)

(q) Loss per share (continued)

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase common shares of the Company during fiscal 2021, 2020, and 2019, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for each of the years ended November 30, 2021, 2020 and 2019and the effect would be anti-dilutive.

(r) Comprehensive loss

The Company follows ASC Topic 220 Income Statement - Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity (deficiency). Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

(s) Fair value measurement

Under ASC Topic 820 Fair Value Measurement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

•	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

•	Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

(t) Lease

On December 1, 2019, the Company adopted ASC Topic 842 Leases using the modified retrospective transition method, applying the new standard to all leases existing at the date of initial application. In addition, the Company elected the package of practical expedients in transition, which permitted the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs on leases that commenced prior to adoption of the new standard. The Company also elected the ongoing practical expedient not to recognize operating lease right-of-use assets and operating lease liabilities for short-term leases. As a result of adopting the new standard, the Company didn’t recognize any right-of-use (“ROU”) assets or lease liabilities in the consolidated balance sheet, as the Company only had one lease which had a term of less than 12 months on the date of adoption of Topic 842. There was no impact to opening accumulated deficit on the date of adoption.

The ROU assets are initially measured at cost and amortized using the straight-line method through the end of the lease term. The lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate.

Page 16

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

4. Trade and other receivables

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. Trade and other receivables are carried on the consolidated balance sheets net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. As at November 30, 2021, the Company has a trade and other receivables balance of $Nil (2020 - $566,374) and an allowance for doubtful accounts of $Nil (2020 - $Nil). Risks and uncertainties and credit quality information related to trade and other receivables have been disclosed in Note 17.

5. Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at November 30, 2019	631,334	156,059	172,498	5,664,253	1,441,452	8,065,596
Additions	-	-	-	3,875	-	3,875
Disposition	-	-	-	(91,769)	-	(91,769)
Balance at November 30, 2020	631,334	156,059	172,498	5,576,359	1,441,452	7,977,702
Impairment of asset	-	-	-	(514,502)	-	(514,502)
Balance at November 30, 2021	631,334	156,059	172,498	5,061,857	1,441,452	7,463,200

Accumulated depreciation
Balance at November 30, 2019	496,138	149,826	138,893	3,648,717	1,358,616	5,792,190
Depreciation	40,559	3,116	6,721	282,143	82,836	415,375
Balance at November 30, 2020	536,697	152,942	145,614	3,930,860	1,441,452	6,207,565
Depreciation	28,391	1,558	5,377	226,200	-	261,526
Balance at November 30, 2021	565,088	154,500	150,991	4,157,060	1,441,452	6,469,091

Net book value at:
November 30, 2020	94,637	3,117	26,884	1,645,499	-	1,770,137
November 30, 2021	66,246	1,559	21,507	904,797	-	994,109

As at November 30, 2021, there was $Nil (November 30, 2020 - $514,502) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment. Also, during the year ended November 30, 2020, the Company returned equipment in the amount of $32,269, which was unpaid previously, and recorded loss on disposal of that equipment amounting to $11,294. The Company also sold equipment with a net book value of $59,500 for the amount of $29,191 and recognized a loss on sale of that equipment in the amount of $30,309.

As at November 30, 2021, there was $Nil (November 30, 2020 - $nil) unpaid balance for purchased equipment. During the year ended November 30, 2021, the Company recorded depreciation expense within cost of goods sold in the amount of $Nil (November 30, 2020 - $Nil; November 30, 2019 - $882).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2021, the Company recorded a $514,502 write-down of long-lived assets (2020 - $Nil; 2019 - $Nil).

Page 17

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

6. Accrued liabilities

	November 30,	November 30,
	2021	2020
	$	$
Professional fees	106,417	144,866
Board of Directors fees	189,220	230,812
Litigation settlement fee (Note 16)	400,000	600,000
Interest	472,357	266,498
Other	1,104,616	538,096
	2,272,610	1,780,272

7. Convertible debentures and promissory notes payable

(a) Convertible debentures

Amounts due to the related parties are payable to two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2021	2020
Convertible debenture payable to two directors and officers of the Company, unsecured, 10% annual interest rate, payable monthly (“2018 Debenture”)	$500,000	$500,000

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly (“May 2019 Debenture”)	1,050,000	1,050,000

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly (“November 2019 Debenture”)	201,483	241,791
	$1,751,483	$1,791,791

On January 10, 2013, the Company completed a private placement financing of the unsecured convertible 2013 Debenture in the original principal amount of $1.5 million, which was originally scheduled to mature on January 1, 2015. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company purchased the 2013 Debenture and provided the Company with the original $1.5 million of the proceeds for the 2013 Debenture.

Effective October 1, 2014, the maturity date for the 2013 Debenture was extended to July 1, 2015. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15% effective rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the 2013 Debenture was further extended to January 1, 2016. Under ASC Subtopic 470-50, the change in the maturity date for the debt instrument resulted in an extinguishment of the original 2013 Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the 2013 Debenture. In accordance with ASC Section 470-50-40 Debt-Modifications and Extinguishments-Derecognition, the 2013 Debenture was recorded at fair value. The difference between the fair value of the convertible 2013 Debenture after the extension and the net carrying value of the 2013 Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted to the face amount of the 2013 Debenture over the remaining life of the 2013 Debenture using a 14.6% effective rate of interest.

Page 18

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective December 8, 2015, the January 1, 2016 maturity date for the 2013 Debenture was further extended to July 1, 2016. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 6.6% effective rate of interest.

Effective May 26, 2016, the July 1, 2016 maturity date for the 2013 Debenture was further extended to December 1, 2016. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.2% effective rate of interest.

Effective December 1, 2016, the maturity date for the 2013 Debenture was further extended to April 1, 2017and a principal repayment of $150,000 was made at the time of the extension. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 26.3% effective rate of interest.

Effective March 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2017. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15.2% effective rate of interest.

Effective September 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2018. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.9% effective rate of interest.

Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,350,000 and recorded the new convertible debt at the fair value of $1,350,000, resulting in no gain or loss.The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture to Drs. Isa and Amina Odidi.

Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest.

Page 19

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May2019 Debenture was issued in the principal amount of $1,050,000,that was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture.

Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective December 31, 2019, the December 31, 2019 maturity date for the May 2019 Debenture was further extended to February 1, 2020. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at December 31, 2019 of $427,119 was allocated to Additional paid-in capital. Subsequently, the fair value of the May 2019 Debenture was accreted over the remaining life of the May 2019 Debenture using an effective rate of interest of 782.7%.

Effective January 31, 2020, the February 1, 2020 maturity date was further extended to March 31, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective March31, 2020, the maturity date for the May 2019 Debenture was further extended to May 15, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective May 15, 2020, the maturity date for the May 2019 Debenture was further extended to June 12, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

 Effective June 12, 2020, the maturity date for the May 2019 Debenture was further extended to July 15, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective July 15, 2020, the maturity date for the May 2019 Debenture was further extended to December 31, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Page 20

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective December 31, 2020, the maturity date for the May 2019 Debenture was further extended to May 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective May 31, 2021, the maturity date for the May 2019 Debenture was further extended to July 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective July 31, 2021, the maturity date for the May 2019 Debenture was further extended to October 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective October 31, 2021, the maturity date for the May 2019 Debenture was further extended to February28, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture matured on September 1, 2020. The 2018 Debenture bore interest at a rate of 10% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the 2018 Debenture was accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 7.3%. Effective September 1, 2020, the maturity date for the 2018 Debenture was further extended to November 30, 2020.Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

Effective November 30, 2020, the maturity date for the 2018 Debenture was further extended to May 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

Page 21

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective May 31, 2021, the maturity date for the 2018 Debenture was further extended to July 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

Effective July 31, 2021, the maturity date for the 2018 Debenture was further extended to October 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

Effective October 31, 2021, the maturity date for the 2018 Debenture was further extended to February28, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was originally scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price which was equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date).The Company incurred $15,800 in debt issuance costs of which $7,031 was debited to Additional paid-in capital and $8,769 was offset against the convertible debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at August 26, 2019 of $62,655 was allocated to Additional paid-in capital. Subsequently, the fair value of the August 2019 Debenture was accreted over the remaining life of the August 2019 Debenture using an effective rate of interest of 77.1%.

In November 2019, the August 2019 Debenture was fully paid, and the value of the beneficial conversion feature was recalculated at settlement in the amount of $88,652, which was offset to Additional paid-in capital and $4,419 gain on settlement was recognized in the consolidated statements of operations and comprehensive loss.

On November 15, 2019, the Company completed a private placement financing of the unsecured convertible November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December31, 2019. The November 2019 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of the proceeds for the November 2019 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at November 15, 2019 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 152.4%.

Page 22

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective January 31, 2020, the December 31, 2019 maturity date for the November 2019 Debenture was further extended to March 31, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at January 31, 2020 of $125,000 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 504.4%.

Effective March 31, 2020, the maturity date for the November 2019 Debenture was further extended to May 15, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at March 31, 2020 of $20,833was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 72.4%.

Effective May 15, 2020, the maturity date for the November 2019 Debenture was further extended to June 12, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions .At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at May 15, 2020 of $41,667was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 260.9%.

Effective June 12, 2020, the maturity date for the November 2019 Debenture was further extended to July 15, 2020. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at June 12, 2020 of $41,666 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 211.4%.

Effective July 15, 2020, the maturity date for the November 2019 Debenture was further extended to December 31, 2020.Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at July 15, 2020 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 40.0%.

Page 23

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(a) Convertible debentures (continued)

Effective December 31, 2020, the maturity date for the November 2019 Debenture was further extended to May 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at December 31, 2020 of $41,667was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 44.9%.

Effective May 31, 2021, the maturity date for the November 2019 Debenture was further extended to July 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at May 31, 2021 of $125,000was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 496.1%.

Effective July 31, 2021, the maturity date for the November 2019 Debenture was further extended to October 31, 2021. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at July 31, 2021 of $125,000was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 309.6%.

Effective October 31, 2021, the maturity date for the November 2019 Debenture was further extended to February28, 2022. Under ASC Subtopic 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC paragraph 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at October 31, 2021 of $62,500was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 90.8%.

Accreted interest expense during the year ended November 30, 2021 is $313,865 (2020 - $744,930; 2019 - $54,469) and has been included in the consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the 2013 Debenture, 2018 Debenture, 2019 Debenture, August 2019 Debenture and November 2019 Debenture (collectively, the “Debentures”) for the year ended November 30, 2021 is $205,859(2020- $206,564; 2019 - $182,393) and has also been included in the consolidated statements of operations and comprehensive loss.

Page 24

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

7. Convertible debentures and promissory notes payable (continued)

(b) Promissory notes payable

	November 30,	November 30,
	2021	2020
	$	$
Promissory notes payable to two directors and officers of the Company, unsecured, no annual interest rate on the outstanding loan balance	165,878	163,758
	165,878	163,758

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company.

8. Employee costs payable

As at November 30, 2020, the Company had $2,263,944(2020 - $1,665,236) accrued salaries, accrued vacation and severance payable to certain employees. This balance is due on demand and therefore presented as current liabilities.

9. Lease

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property, which is owned by the same landlord, for a 5-year term with a 5-year renewal option. On June 21, 2020, the Company entered into a lease surrender agreement and vacated one of its premises on June 30, 2020. On August 20, 2020, The Company extended its lease for the premises that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.This operating lease was capitalized under ASC Topic 842 effective on the August 20, 2020 date of extension.

The gross amounts of assets and liabilities related to operating leases were as follows:

	November 30, 2021	November 30, 2020

Assets:
Operating lease right-of-use asset	$-	$137,931

Liabilities:
Current:
Operating lease liability	$-	$157,110

Total lease liability	$-	$157,110

Page 25

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

9. Lease (continued)

Operating lease costs, net of Canada Emergency Rent Subsidy (CERS) received, amounted to $115,784 for the year ended November 30, 2021 respectively and have been recorded in selling, general and administrative expenses in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

For the year ended November 30, 2021, lease payments of $169,552 were paid in relation to the operating lease liability. These payments have been offset by $34,709 received as part of the CERS COVID-19 relief program for net cash lease payments of $134,843.

Lease terms and discount rates are as follows:

November 30, 2021

Remaining lease term (months)	12
Estimated incremental borrowing rate	11.4%

10. Capital stock

Authorized, issued and outstanding

(a) The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2021, the Company had 33,092,665(November 30, 2020 - 23,678,105) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of the Company owned directly and through their family holding company 578,131 (November 30, 2020 - 578,131) common shares or approximately 1.7% (November 30, 2020 - 2.4%) of the issued and outstanding common shares of the Company as at November 30, 2021.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Holders of common shares of the Company are entitled to receive, as and when declared by the board of directors of the Company, dividends in such amounts as shall be determined by the board.

The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

Page 26

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

10. Capital stock (continued)

Authorized, issued and outstanding (continued)

(b) In March 2018, the Company completed two registered direct offerings of an aggregate of 883,333common shares at a price of $6.00per share. The Company also issued to the investors warrants to purchase an aggregate of 441,666common shares (the “March 2018 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $6.00 per common share. The Company also issued to the placement agents warrants to purchase 44,166common shares at an exercise price of $7.50 per share (the “March 2018 Placement Agent Warrants”). The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The March 2018 Warrants and March 2018 Placement Agent Warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC Topic 480.

The Company recorded $4,184,520as the value of common shares under Capital stock and $1,115,480as the value of the March 2018 Warrants under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against consolidated statements of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974being recorded under Additional paid-in capital.

(c) In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970Units at $0.75per Unit, which were comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants’) pursuant to the overallotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 pre-funded units (“2018 Pre-Funded Units’), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share (the “October 2018 Placement Agent Warrants”), which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The Company raised $14,344,906 in gross proceeds as part of October 2018 underwritten public offering. The Company recorded $1,808,952 as the value of common shares under Capital stock and $279,086 as the value of the 2018 Firm Warrants and $12,256,868 as the value of the 2018Pre-Funded Warrants under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

The direct costs related to the issuance of the common shares and warrants issued in October 2018 were $2,738,710 including the cost of October 2018 Placement Agent Warrants in the amount of $461,697. These direct costs were recorded as an offset against the consolidated statements of shareholders’ equity (deficiency) with $345,363 being recorded under Capital stock and $2,393,347 being recorded under Additional paid-in capital.

Page 27

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

10. Capital stock (continued)

Authorized, issued and outstanding (continued)

During the year ended November 30, 2020, 1,592,249 common shares were issued upon the exercise of 2018 Pre-Funded Warrants (2019 - 2,793,334) for proceeds of $Nil (2019 - $27,953) and the Company recorded a charge of $583,180 (2019 - $979,705) from Additional paid-in capital to common shares under Capital stock. During the year ended November 30, 2019, 1,030,000 common shares were also issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018. The Company has disclosed the terms used to value these warrants in Note 14.

(d) In July 2019, the company issued 10,279 common shares due to the exercise of 10,279 Deferred Share Units. The Company recorded a charge of $225,612 from Additional paid-in capital to common shares under Capital stock.

(e) In April 2021, the Company completed a private placement offering of an aggregate of 9,414,560 common shares at a price of CAD$0.41 per Common Share. The Company recorded $3,069,448 as the value of common shares under Capital stock in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency). The direct costs related to the issuance of the common shares were $38,220. These direct costs were recorded as an offset against the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

11. Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 3,309,267 based on the number of issued and outstanding common shares as at November 30, 2021. As at November 30, 2021, 1,489,500 options are outstanding and there were 1,819,767 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 276,394 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 276,394 performance-based stock options have vested as of November 30, 2020. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two-year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2020. As of November 30, 2020, these options have expired.

In the year ended November 30, 2021, Nil (2020 - Nil; 2019 - 1,687,000) stock options were granted to management and other employees and Nil (2020 - Nil; 2019 - 200,000) stock options were granted to members of the Board of Directors.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC Topic 718. Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company calculates expected volatility based on historical volatility of the Company’s own volatility for options that have an expected life of less than ten years. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options. The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option.

Page 28

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

11. Options (continued)

The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

The weighted average fair value of employee stock options granted was estimated using the following assumptionsin Canadian dollars (“C$”):

	November 30,	November 30,	November 30,
	2021	2020	2019

Volatility	-	-	93.90% - 111.93%
Risk-free interest rate	-	-	1.62% - 1.90%
Expected life (in years)	-	-	5.78 - 10.00
Dividend yield	-	-	-
The weighted average grant date fair value of options granted	-	-	$0.22 - $0.28

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	November 30, 2021			November 30, 2020			November 30, 2019
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$
Outstanding, beginning of year	1,697,638	2.92	1.99	2,353,829	8.35	4.30	555,651	37.70	19.33
Granted	-	-	-	-	-	-	1,887,000	0.35	0.26
Cancelled	(156,572)	1.05	0.57	(101,182)	1.53	0.78	-	-	-
Forfeiture	(6,666)	0.35	0.22	(225,315)	0.35	0.22	(28,432)	1.41	0.80
Expired	(44,900)	27.60	13.74	(329,694)	42.84	19.68	(60,390)	31.54	14.27
Balance, end of year	1,489,500	2.40	1.80	1,697,638	2.92	1.99	2,353,829	8.35	4.30

Options exercisable, end of year	1,489,500	2.40	1.80	1,231,309	3.90	2.64	1,122,189	17.12	8.75

As of November 30, 2021, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows in Canadian dollars (“C$”):

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 25	1,404,500	0.55	7.19	0.38	1,404,500	0.55	0.38
26.00 - 50.00	85,000	32.70	0.21	25.08	85,000	32.70	25.08
	1,489,500	2.40			1,489,500	0.12	-

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2021is $Nil (2020- $Nil; 2020 - $Nil).

Page 29

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

11. Options (continued)

For the year ended November 30, 2021, 2020 and 2019, no options were exercised.

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2021	2020	2019
		$	$
Research and development	9,719	60,446	212,357
Selling, general and administrative	2,266	11,199	52,211
	11,985	71,645	264,568

The Company has estimated its stock option forfeitures to be approximately 4% for year ended November 30, 2021(2020-4%; 2019 - 4%).

12. Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 11,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the TSX.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the year ended November 30, 2021 and 2020, no non-management board members elected to receive director fees in the form of DSUs under the Company’s DSU Plans. As at November 30, 2021, Nil (2020 - Nil; 2019 - Nil) DSUs were outstanding and 11,000 (2020 - 11,000; 2019-11,000) DSUs were available for grant under the DSU Plan.

During the year ended November 30, 2021, Nil (2020 - Nil; 2019 - 10,279) DSU’s were exercised and the Company recorded a charge of $Nil (2020 - $Nil; 2019 - $225,612) from Additional paid-in capital to common shares under Capital stock.

13. Restricted share units

Effective May 28, 2010, the Company’s shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 33,000 common shares for issuance under the plan. The RSU Plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. An RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

Page 30

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

14. Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common shares and warrants. The Company issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares, at a price of $16.10 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $19.30 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.01 per warrant to acquire 24,223 common shares pursuant to the overallotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rate of 0.92%, expected life of 5 years, and dividend yield of Nil. The June 2016 Warrants currently outstanding are detailed below.

In the registered direct offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 363,636 common shares at a price of $11.00 per share and warrants to purchase an additional 181,818 common shares (the “October 2017 Warrants”). The October 2017 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $12.50 per common share. The Company also issued the October 2017 Placement Agents Warrants to purchase 18,181 common shares at an exercise price of $13.75 per share. The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be base don the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rate of 1.64%, expected life of 3 years, and dividend yield of Nil.

The fair value of the October 2017 Placement Agents Warrants was estimated at $86,196 using the Black-Scholes Option Pricing Model, using volatility of 73.67%, a risk-free interest rate of 1.64%, an expected life of 3 years, and a dividend yield of Nil.

The October 2017 Warrants and the October 2017 Placement Agent Warrants currently outstanding are detailed below.

In the two registered direct offerings completed in March 2018, gross proceeds of $5,300,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 883,333 common shares at a price of $6.00 per share and the March 2018 Warrants to purchase an additional 441,666 common shares. The March 2018 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable and have an exercise price of $6.00 per common share. The Company also issued the March 2018 Placement Agent Warrants to purchase 44,166 common shares at an exercise price of $7.50 per share. The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the March 2018 Warrants of $1,115,480 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, expected life of 3 years, and dividend yield of Nil.

The fair value of the March 2018 Placement Agent Warrants was estimated at $141,284 using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, an expected life of 3 years, and a dividend yield of Nil. The March 2018 Warrants and the March 2018 Placement Agent Warrants currently outstanding are detailed below.

Page 31

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

14. Warrants (continued)

In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one 2018 Unit Warrant (as defined above) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and 2018 Option Warrants to purchase 2,608,695 common shares exercisable at $0.75 per share pursuant to the overallotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 2018 Pre-Funded Units (as defined above), each 2018 Pre-Funded Unit consisting of one 2018 Pre-Funded Warrant (as defined above) to purchase one common share and one 2018 Warrant (as defined above) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued the October 2018 Placement Agent Warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance. In aggregate, in October 2018, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The fair value of the 2018 Firm Warrants of $279,086 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rate of 3.02%, expected life of 5 years, and dividend yield of Nil. The fair value of the October 2018 Placement Agents Warrants was estimated at $461,697 using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rate of 3.02%, an expected life of 5 years, and a dividend yield of Nil.

The fair value of the 2018 Pre-Funded Warrant of $12,256,868 and the fair value of the 2018 Firm Warrants of $279,086, respectively, were recorded under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

During the year ended November 30, 2021, Nil (2020 -1,616,667) 2018 Pre-Funded Warrants were exercised and Nil (2020 - 1,592,249) common shares were issued in respect of 2018 Pre-Funded Warrants for cash proceeds of $Nil (2020 - $Nil), and the Company recorded a charge of $ Nil (2020- $583,180) from Additional paid-in-capital to common shares under Capital stock. During the year ended November 30, 2019, 1,030,000 common shares were issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018.

As at November 30, 2021, Nil (2020 - Nil) 2018 Pre-Funded Warrants are outstanding which are exercisable immediately at $0.01 per share. In addition, the following table provides information on the 21,160,314 warrants, including 2018 Firm Warrants, outstanding and exercisable as of November 30, 2021:

	Exercise	Number		Shares issuable upon
Warrant	price ($)	outstanding	Expiry	exercise

2018 Firm Warrants	0.75	20,000,000	October 16, 2023	20,000,000
October 2018 Placement Agent Warrants	0.9375	1,160,314	October 16, 2023	1,160,314
		21,160,314		21,160,314

During the years ended November 30, 2021 and 2020, other than 2018 Pre-Funded Warrants as noted above, there were no cash exercises in respect of warrants and no cashless exercise of warrants, resulting in the issuance of Nil common shares, respectively.

Page 32

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

14. Warrants (continued)

Details of warrant transactions for the years ended November 30, 2021 and 2020 are as follows:

	Outstanding, December 1, 2020	Issued	Expired	Exercised	Outstanding, November 30, 2021
June 2016 Warrants	277,478	-	(277,478)	-	-
March 2018 Warrants	441,666	-	(441,666)	-	-
March 2018 Placement Agent Warrants	44,166	-	(44,166)	-	-
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
October 2018 Placement Agent Warrants	1,160,314	-	-	-	1,160,314
	21,923,624	-	(763,310)	-	21,160,314

	Outstanding, December 1, 2019	Issued	Expired	Exercised	Outstanding, November 30, 2020
June 2016 Warrants	277,478	-	-	-	277,478
October 2017 Warrants	181,818	-	(181,818)	-	-
October 2017 Placement Agent Warrants	18,181	-	(18,181)	-	-
March 2018 Warrants	441,666	-	-	-	441,666
March 2018 Placement Agent Warrants	44,166	-	-	-	44,166
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	1,616,667	-	-	(1,616,667)	-
October 2018 Placement Agent Warrants	1,160,314	-	-	-	1,160,314
	23,740,290	-	(199,999)	(1,616,667)	21,923,624

15. Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

Page 33

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

15. Income taxes (continued)

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2021	2020	2019
	%	%	%
Statutory income tax rate	26.5	26.5	26.5
	$	$	$

Statutory income tax recovery	(1,393,726)	(889,905)	(2,143,853)
Increase (decrease) in income taxes
Non-deductible expenses/non-taxable income	53,470	47,287	79,210
Change in valuation allowance	540,925	843,877	2,425,721
Investment tax credit	-	-	(364,955)
Financing costs booked to equity	(10,128)	-	-
Difference in foreign tax rates	(98)	-	(1,487)
True up of tax returns	-	-	-
Tax loss expired and other	695,370	(9,069)	-
Global intangible low-taxed income (GILTI)		40,643	-
Income tax expense (recovery)	(114,187)	32,833	-

The Company's income tax expense (recovery) is allocated as follows:

Current tax expense	(20,333)	32,833	5,678
Deferred tax recovery	(93,854)	-	(11,042)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances.Significant temporary differences and carry-forwards are as follows:

	2021	2020
	$	$
Deferred tax assets
Non-capital loss carry-forwards	16,323,553	14,690,358
Book and tax basis differences on assets and liabilities	1,527,791	1,274,734
Other	1,509,122	1,263,175
Investment tax credit	2,850,496	3,405,090
Undeducted research and development expenditures	4,227,211	4,990,176
Capital loss carryforwards	318,915	318,915
Share issuance cost	227,253	492,243
	26,984,341	26,434,691
Deferred tax liabilities
Unrealized foreign exchange gain	(271,913)	(271,913)
Convertible debentures	(12,857)	(4,132)
	(284,770)	(276,045)

Valuation allowances for deferred tax assets	(26,699,571)	(26,158,646)
Net deferred tax assets	-	-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax assets (liabilities):

	2021	2020
	$	$
Balance at the beginning of the year	-	-
Recognized in profit/loss	(93,854)	-
Recognized in shareholders' equity	93,854	-
Balance at the end of the year	-	-

Page 34

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

15. Income taxes (continued)

At November 30, 2021, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring in the year ended November 30,	Federal
$
2029	609,497
2030	3,717,403
2031	6,154,180
2032	6,410,970
2033	4,984,768
2034	149,927
2035	2,634,823
2036	3,404,504
2037	4,328,444
2038	11,231,494
2039	9,891,661
2040	3,111,826
2041	4,968,817
61,598,314

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the year ended November 30, 2021. The Company has non-capital loss carry-forwards at November 30, 2021, totaling $61,598,314 in Canada that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2029 and 2041.

At November 30, 2021, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $15,951,739 (2020 - $18,830,851) which can be carried forward indefinitely.

At November 30, 2021, the Company had approximately $2,933,013 (2020 - $3,508,087) of unclaimed Investment Tax Credits which expire from 2025 to 2039. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2021 or November 30, 2020.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2009 to 2020 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company had no accrued interest and penalties as of November 30, 2021, 2020 and 2019.

16. Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2021, and continuing as at February 28, 2022, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for its abuse-deterrent oxycodone hydrochloride extended release tablets (formerly referred to as RexistaTM) (“Oxycodone ER”) product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P's (“Purdue”) file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed that its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book”, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

Page 35

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

16. Contingencies(continued)

On April 7, 2017, the Company received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of its NDA filing for Oxycodone ER, alleging that its proposed Oxycodone ER infringes six out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book.

Subsequent to the above-noted filing of lawsuit, four further such patents were listed and published in the Orange Book. On March 16, 2018, the Company received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the four further patents. On April 15, 2020, Purdue filed a new patent infringement suit against the Company relating to additional Paragraph IV certifications lodged against two more listed Purdue patents.

As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and would expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. On April 24, 2019, an order was issued, setting a trial date of November 12, 2019 for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case. On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent, which is one of the six patents included in the original litigation case.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was made on February 28, 2019. On January 17, 2019, the court issued a scheduling order in which the remaining major portions are scheduled. The trial was scheduled for June 2020.

On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue OxyContin® formulation patent, subject to further appeal to the U.S. Supreme Court.

Following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics were stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged.

On or about July 2, 2020 the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of the patent infringement proceedings. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential.

Page 36

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

16. Contingencies(continued)

On July 28, 2020 the U.S. District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue paid an amount to the Company.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.). The lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017.The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

In an order entered at the parties’ request on May 9, 2019, the Court stayed proceedings in the action to permit the parties time to conduct a mediation. As a result of subsequent extensions, the stay was extended through October 10, 2019. The parties participated in a mediation on August 1, 2019, during which the parties tentatively agreed to the terms of a settlement of the action subject to the satisfaction of certain financial conditions by the Company.

On November 7, 2019, the Company announced that the parties reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million by the Company, which has been paid from available insurance coverage.

As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation of settlement acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.On December 7, 2020 the court approved the settlement and entered an order and final judgement to that effect, thereby concluding the case.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi (“Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (“Court”) for a proposed class action under the Ontario Class Proceedings Act (“Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (“Plaintiff”), on behalf of a class of Canadian persons (“Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (“Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserted that the defendants knowingly or negligently made certain public statements during the relevant period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he and the class suffered loss and damages as a result of their trading in the Company’s shares during the relevant period. The plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the Period (“Motion”). On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such, the Court released those dates. On January 28, 2020 the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020 the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”). On May 1, 2020, the court granted the plaintiff’s Amendment Motion. An order for leave to proceed for settlement purposes was granted on 25 June 2021.A tentative settlement has been reached in this case. An order for leave to proceed for settlement purposes was granted by the judge on 25 June 2021. At a hearing on 12 October 2021, the Court approved the settlement. The amount of CAD$266,000 provided by the stipulation of settlement has been paid; CAD$226,000 was paid from insurance coverage while the Company paid CAD$40,000.

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Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

16. Contingencies (continued)

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer. In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended (the “Registration Statement”) by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after such registration statement was declared effective. In the complaint, Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and its counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. Briefing on these motions was completed on February 19, 2021.In a court order filed July 9, 2021, the District Court issued an opinion and order granting summary judgment in the Company’s favor and ordered the case closed. The judgment was entered on July 12, 2021. On August 10, 2021, the Plaintiff filed a notice of appeal. On October 1, 2021, the Plaintiff filed a notice of voluntary dismissal of the appeal with prejudice, stipulated to by the Company. The Court of Appeals “so ordered” the voluntary dismissal stipulation and the appeal was dismissed. As a result, the matter has been fully resolved in favor of the Company and the named individual Defendants.

On or about August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The parties have agreed to settlement terms in the matter.

17. Financial instruments

(a) Fair values

The Company follows ASC Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal ormost advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Page 38

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

17. Financial instruments (continued)

(a) Fair values (continued)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i) The Company calculates fair value of the options and warrants using its own historical volatility (Level 1).

(ii) The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital (Level 2).

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2021		November 30, 2020
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,751,483	1,783,882	1,791,791	1,784,646
Promissory notes payable(i)	165,878	165,878	163,758	163,758

(i) The Company calculates the interest rate for the Debentures and promissory notes payable based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the Debentures and the promissory notes payable.

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b) Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and the convertible debenture due to the short-term nature of these obligations. Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

Page 39

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

17. Financial instruments (continued)

(b) Interest rate and credit risk (continued)

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2021	2020
	$	$
Accounts receivable	-	66,384
Other receivable	-	500,000
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	-	566,384

Not past due	-	566,384
Past due for more than 31 days but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	-	566,384

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2020, one customer accounted for all the revenue and accounts receivable of the Company.

 On July 2, 2020, the Company reached a stipulated dismissal agreement with regards to all three cases in the litigation between Purdue and the Company. In consideration of the confidential dismissal agreement andfor future saved litigation expenses, Purdue paid $2,000,000 to the Company and paid an additional $500,000 in December 2020. During the year ended November 30, 2020, the Companyreceived the initial payment of $2,000,000 and the remaining $500,000 was recognized as other receivable within trade and other receivables in the Company’s consolidated balance sheets. The Company recognized $2,500,000 as gain on settlement in the consolidated statements of operations and comprehensive loss for the year ended November 30, 2020.

 The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c) Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a foreign exchange loss while a weakening U.S. dollar will lead to a foreign exchange gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements against expected cash drawdown.

Page 40

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

17. Financial instruments (continued)

(d) Liquidity risk (continued)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities asat November 30, 2021:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,779,550	-	-	-	-	3,779,550
Accrued liabilities	2,272,610	-	-	-	-	2,272,610
Employee costs payable	2,263,944	-	-	-	-	2,263,944
Convertible debentures (Note 7)	1,800,000	-	-	-	-	1,800,000
Promissory notes payable (Note 7)	165,878	-	-	-	-	165,878
Total contractual obligations	10,281,982	-	-	-	-	10,281,982

18. Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, allof the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	November 30,	November 30,	November 30,
	2021	2020	2019
	$	$	$
Revenue
United States	-	1,401,517	3,480,516
	-	1,401,517	3,480,516

Total assets
Canada	2,096,425	3,387,055	3,796,713

Total property and equipment
Canada	994,109	1,770,137	2,273,406

19. Subsequent event

On December 1, 2021, the Company extended its lease for the premises (30 Worcester Road) that it currently operates from, for one year, commencing December 1, 2021, with lease expiring on December 31, 2022 with an option to renew for another year.

Page 41